SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 12 May 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

Bank of Ireland have issued the following documents to stockholders today.

(i) Governor's Letter and Notice of the Annual General Court.
(ii) Form of Proxy

In accordance with Irish Listing Rule 6.6.1 and UKLA Listing Rule 9.6.1 they have also been submitted to the Irish Stock Exchange and the UK's National Storage Mechanism.

These documents will shortly be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange,
28 Anglesea Street,
Dublin 2.
Tel no +353 1 677 8808

and at

http://www.hemscott.com/nsm.do

Alternatively you can view these documents on www.bankofireland.com/investor

Helen Nolan
Group Secretary

12 May 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  12 May, 2011